

July 15, 2013

Via E-mail
Mr. Myroslav Tsapaliuk
President
UA Granite Corporation
10 Bogdan Khmelnitsky Street, #13A
Kyiv, Ukraine 01030

> **Re:** **UA Granite Corporation**
> **Registration Statement on Form S-1**
> **Filed June 18, 2013**
> **File No. 333-189414**

Dear Mr. Tsapaliuk:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Notwithstanding your assertion on page 16 that you are not a blank check company, disclosures indicate that you are a development stage company with limited operating activities, no revenues, no orders from customers to purchase your products, no arrangements for additional financing, and a going concern opinion from your independent public accountant. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419, or provide us a detailed legal analysis which explains why Rule 419 does not apply to this offering.

2. Advise us of all other registration statements of companies for which your sole officer and director may have acted as a promoter or in which he had a controlling interest. Describe in detail the nature and extent of the direct or indirect relationship between your sole director and officer and those companies and their affiliates. Indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

Prospectus' Outside Front Cover Page

3. Please revise your disclosure to state that you are currently a shell company. We note your "Rule 144" disclosure on page 14 where you state that you are considered to be a shell company.

4. Please revise your disclosure to include the anticipated net proceeds from the offering on an aggregate basis. You may wish to show this information assuming the sale of 25%, 50%, 75%, and 100% of the shares that you are offering. Refer to Item 501(b)(3) of Regulation S-K.

Our Company, page 2

5. At the end of the third paragraph, you disclose that you have "commercial granite products available, but do not expect to be selling [them] until approximately 12 months following the completion of this offering." If this disclosure relates to the supply and sale of granite products agreement with LLC Ukr Stone filed as Exhibit 10.1 to the registration statement, please revise your disclosure to indicate that your product availability is derived from your supply agreement with LLC Ukr Stone.

6. Please disclose the minimum level of funding required to conduct your business over the next 12 months and the resulting consequences if you are unable to obtain this level of financing.

The Offering, page 4

7. It seems that the number of shares outstanding after the offering would be 7,500,000 rather than 2,648,333. Please revise your disclosure accordingly.

Mr. Myroslav Tsapaliuk
UA Granite Corporation
July 15, 2013
Page 3

<u>Because our auditors have issued a going concern opinion…, page 5</u>

8. Disclosure that you will require a minimum funding of $25,000 for the next 12 months to implement your plan of operation is inconsistent with disclosure on page 16 and elsewhere stating that you will require a minimum funding of $100,000 for the next 12 months to implement your plan of operations. Please reconcile these disclosures. If it is true that you will require a minimum funding of $100,000 which is the maximum amount you can raise in this offering, please include appropriate risk factor disclosure alerting investors that if you fail to raise the maximum amount, all of their investment will be lost.

<u>We intend to become subject to the periodic reporting requirements of the Securities Exchange Act of 1934…, page 6</u>

9. At the end of the first paragraph on page 7 you state, among other things, that you would continue to be subject to the exemptions available to emerging growth companies until such time as you are no longer a smaller reporting company. Please remove such disclosure as inaccurate.

<u>Use of Proceeds, page 10</u>

10. For each of the columns of your tabular disclosure, please disclose the total amount of offering expenses and the resulting net proceeds.

<u>Dilution, page 11</u>

11. Please revise your dilution calculations to use net proceeds after offering expenses. Refer to Item 506 of Regulation S-K.

12. Please revise your disclosure of net tangible book value per share before the offering of $.0005 to put the numbers in brackets, or clarify it as a negative number.

13. Please provide support for the calculation of $.027 for the increase to present stockholders. It appears that the increase to present stockholders would be the difference between the net tangible book value per share before and after the offering.

Plan of Distribution, page 14

14. Elaborate on the manner in which the securities will be offered by Mr. Tsapaliuk, your sole officer and director. For example, clarify whether Mr. Tsapaliuk will solicit investors through direct mailings, exclusively through personal contact, or investment meetings. Provide us copies of any materials that Mr. Tsapaliuk intends to use to solicit investors. To the extent that the prospective investors will be signing a subscription agreement in connection with their investment, please ensure to file a copy of this agreement as an exhibit to the registration statement.

15. Please revise your disclosure to address how you intend to comply with the applicable requirements of Regulation M as they apply to this offering. For guidance you may wish to refer to Staff Legal Bulletin No. 9 of the Division of Market Regulation available on the Commission's website.

In General, page 16

16. Disclosure indicates that Mr. Tsapaliuk, your sole officer and director, has agreed to loan you funds. If the company is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, the company should provide a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation S-K. For guidance you may wish to refer to Question 146.04 in the Regulation S-K section of our Compliance and Disclosure Interpretations available on the Commission's website.

Initial Focus of Our Business, page 16

17. You state that you plan to distribute your products in the United States even though your business is currently located overseas. Given this geographical distance, please disclose how you plan to engage in discussion with "prospective retailers of granite products," what type of marketing and advertising activities you will be conducting which would be effective in the U.S. market, and to the extent that the sales person will be located in Ukraine, explain how he or she intends to interact with U.S. customers.

18. You state that your granite products are made "from natural granite of Ukrainian deposits." Please expand your disclosure to provide investors an understanding of what Ukrainian natural granite deposits are, how they are measured and explored, and what the markets served by such deposits are.

Characteristics of Granite as a Consumer Product, page 16

19. If you are using a report or study as support for the disclosures throughout this subsection, please identify the information source(s) serving as basis for your disclosure, including the year when the industry report/publication became available, and confirm, if true, that all market and industry data represent information that is generally available to the public and was not commissioned by you for use in the registration statement. If applicable, please provide us a copy of the report or study marked to highlight the information that you are using to support your disclosures in the filing. Otherwise, if this information is based upon management's belief, please indicate that this is the case.

20. Please revise your disclosure to provide a reasonable basis for the statement that "Granite is everlasting."

21. The meaning of the last sentence under "Granite is ecological (eco-friendly)" is unclear. For example, what benefit is obvious? What "principle of 'dictum factum' is absolutely realized"? Please revise your disclosure to remove conclusory statements, and establish an objective criterion when you describe the properties of your product.

Our Products, page 17

22. Disclose how your retail pricing for your products will compare to that of competing products.

23. With respect to your supply agreement with LLC Ukr Stone, please indicate that there are no minimum purchase requirements as well as disclose the duration or term of the agreement.

24. Elaborate on your research relating to customs clearance of granite products into the United States from Ukraine.

Competition, page 19

25. Please revise your disclosure to provide some basis for your disclosure that you "expect to face medium to high level of resistance" when you enter the market by discussing what the U.S. market for similar products is, whether this market is depending on foreign imports, and to the extent known the percentage of foreign product sales in the U.S. market.

Facilities, page 20

26. Disclosure indicates that Mr. Myroslav Tsapaliuk, your sole officer and director, provides your office space. Please disclose the company's cost, if any, for use of the office space.

Plan of Operation, page 21

27. Refer to the tabular disclosure on top of page 22. The narrative disclosure to footnotes (1) and (2) appears to be missing. Please revise your disclosures accordingly.

Negotiation with Potential Customers (Distributors and Brokers), page 22

28. Given your lack of operating history and funding, please revise your disclosure to explain why established companies such as Home Depot and Lowes would engage in business with you at this time. Also, in light of your disclosure that several mid-sized retail and wholesale granite companies have expressed interest in your products, please revise to disclose how they have expressed such interest.

29. Disclosure that shipping samples to your main prospects should cost no more than $4,000 in expenses appears inconsistent with tabular disclosure that the cost of samples and shipping would range from $2,500 to $10,000 in the next 12 months. Please reconcile the disclosures.

Liquidity and Capital Resources, page 23

30. The statement in the second paragraph's first sentence that "[b]ased on our current cash position, we will be able to continue operations for approximately 12 months, assuming we do not raise additional funding" appears inconsistent with the disclosure that follows and disclosures elsewhere in the registration statement. Please revise your disclosures accordingly.

Certain Relationships and Related Transactions, page 29

31. To the extent that Mr. Tsapaliuk may be considered a control person or a promoter of the company, expand your disclosure to comply with all material requirements of subparagraphs (c) and (d) of Item 404 of Regulation S-K.

Interests of Named Experts and Counsel, page 29

32. Include counsel's address as required by paragraph 23 of Schedule A to the Securities Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their responsibilities under the Securities Act and the Securities Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Thomas D. D'Orazio, Staff Accountant, at (202) 551-3825 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Era Anagnosti, Staff Attorney at (202) 551-3369 with any other questions.

Very truly yours,

/s/ Era Anagnosti

for Pamela A. Long
Assistant Director

cc: Via E-mail
        Thomas E. Puzzo, Esq.
        Law Offices of Thomas E. Puzzo, PLLC
        3823 44th Avenue, NE
        Seattle, WA 98105